SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGO 04/30/2026

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Resolution No. 81/22 (“CVM Res. 81/22”).

It is essential that the boxes above be completed with (i) the full name – or corporate name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary Shareholders’ Meetings:

•       all the boxes below must be duly filled in,

•       all pages must be initialed, and

•       at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin, and may use a signature via digital certificate.

Delivery guidelines, indicating the ability to send the bulletin directly to the Company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his/her distance voting rights may: (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar, custodian or central depository), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)       shareholder’s custodian, if the shares are deposited in a central depositary;

(ii)    directly through the electronic system made available by B3, in the “Investor Area” (available at https://investidor.b3.com.br), under the “Services” section, by clicking on “Open Meetings”, provided that the shares are deposited with a central securities depository, if the shares are deposited with a central depository; or

(iii)  Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to article 27, item II, of CVM Res. 81/22) must contact his/her custody agents and/or B3 S.A. and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is up to 4 days before the date of the Ordinary Shareholders’ Meeting, that is, April 26, 2026, included.

Electronic address for sending the distance vote bulletin, in case the shareholder wishes to deliver the document directly to the Company

The Shareholders may also exercise their voting right remotely by sending this bulletin directly to the Company. In this case, they shall: (i) send this completed bulletin to the Company's Investor Relations Department email address (ri@ambev.com.br); or (ii) complete the bulletin electronically at https://assembleia.ten.com.br/007420950, accompanied by the documents indicated below:

•          to individuals: identity card with shareholder’s photo,

•      to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws/articles of association, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•      to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation, accepting a free translation of the documents for the purposes of verifying bulletins for distance vote sent directly to the Company.

The bulletin, together with the respective documentation, shall only be considered if received by the Company in accordance with the provisions above, up to 4 days before the date of the Ordinary Shareholders’ Meeting, that is, April 26, 2026, included. Pursuant to article 46 of CVM Res. 81/22, the Company shall notify the shareholder (or its representative, as the case may be) if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission. Shareholders who choose to submit their bulletin through the digital platform will have until April 28, 2026, included, to change their participation to in-person attendance. If the shareholder does not change their participation to in-person attendance by the aforementioned deadline, their in-person participation at the shareholders’ meeting will not be permitted, without prejudice to their vote cast through the distance vote bulletin being considered.

Indication of the institution hired by the company to provide the securities bookkeeping service

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br and dac.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Description of resolution - Ordinary Shareholders’ Meeting
1. Simple resolution Analyze and approve the managers’ accounts and examine discuss and vote the financial statements for the fiscal year ended on December 31, 2025. [ ] Approve [ ] Reject [ ] Abstain

2.              Simple resolution

Resolve on the allocation of net profit for the fiscal year ended December 31, 2025 and regarding the re-ratification of the amount of net profit for the fiscal year 2024 that had been allocated to the investment reserve and the tax incentive reserve at the Annual Ordinary Meeting held in 2025, in accordance with the terms of the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

3.              Simple resolution

Approve setting the number of seats of the Board of Directors at 9 effective seats and 2 alternates, for the next term, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

4.              Election of the Board of Directors (limit of vacancies to be filled: 9)

Elect 9 effective members and 2 alternates for the Board of Directors, for a term of 3 years that will end at the Annual Ordinary Meeting to be held in 2029, as indicated by the controlling shareholders mentioned in the Management Proposal:

Candidates

•            Michel Dimitrios Doukeris (effective member) / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)

[ ] Approve [ ] Reject [ ] Abstain

•            Victorio Carlos De Marchi (effective member)

[ ] Approve [ ] Reject [ ] Abstain

•            Lia Machado de Matos (effective member)

[ ] Approve [ ] Reject [ ] Abstain

•            Fernando Mommensohn Tennenbaum (effective member)

[ ] Approve [ ] Reject [ ] Abstain

•            Fabio Colletti Barbosa (effective member)

[ ] Approve [ ] Reject [ ] Abstain

•            Milton Seligman (effective member) / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)

[ ] Approve [ ] Reject [ ] Abstain

•            Ricardo Manuel Frangatos Pires Moreira (effective member)

[ ] Approve [ ] Reject [ ] Abstain

•            Luciana Pires Dias (effective member and Independent Member, pursuant to CVM Res. 80/22)

[ ] Approve [ ] Reject [ ] Abstain

•            Fernanda Gemael Hoefel (effective member and Independent Member, pursuant to CVM Res. 80/22)

[ ] Approve [ ] Reject [ ] Abstain

5.              In case the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages among the members you chose? If the shareholder chooses to “abstain” and the election occurs by the multiple voting process, his/her vote must be counted as an abstention in the respective resolution of the meeting.

 [ ] Yes [ ] No [ ] Abstain

6.              Visualization of all candidates to indicate the % (percentage) of votes to be attributed:

•            Michel Dimitrios Doukeris (effective member) / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) [ ]%

•            Victorio Carlos De Marchi (effective member) [ ]%

•            Lia Machado de Matos (effective member) [ ] %

•            Fernando Mommensohn Tennenbaum (effective member) [ ] %

•            Fabio Colletti Barbosa (effective member) [ ] %

•            Milton Seligman (effective member) / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) [ ]%

•            Ricardo Manuel Frangatos Pires Moreira (effective member)[ ]%

•            Luciana Pires Dias (effective member and Independent Member, pursuant to CVM Res. 80/22) [ ]%

•            Fernanda Gemael Hoefel (effective member and Independent Member, pursuant to CVM Res. 80/22) [ ]%

7.              Simple question

Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, under the terms of article 141, of Law No. 6,404/76? (If a shareholder chooses "no" or "abstain," their shares will not be counted for the purpose of requesting multiple voting rights).

* Note: this resolution is not part of the agenda nor constitutes a Management Proposal, having been inserted in compliance with the provisions of article 34, IV, of CVM Res. 81/22.

 [ ] Yes [ ] No [ ] Abstain

8.              Simple question – Do you want to request the adoption of separate election of the Board of Directors, under the terms of article 141, § 4º, I, of Law No. 6,404/76? (The shareholder may only complete this field if they have been the uninterrupted holder of the shares with which they exercise their voting rights for the 3 months immediately preceding the general meeting. If the shareholders decide to vote “no” or “abstain”, their shares will not be counted for purposes of requesting the separate election of the board of directors)

[ ] Approve [ ] Reject [ ] Abstain

9.              Simple question

Approve setting the number of seats of the Fiscal Council at 3 effective seats and respective alternates, for the next term, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Election of the Fiscal Council by single slate

Indication by the Controlling Shareholder

Candidates

• José Ronaldo Vilela Rezende (effective member)/ Luiz Alfredo Vieira Sales (alternate member)

• Elidie Palma Bifano (effective member) /Eduardo Rogatto Luque (alternate member)

10.        Indication of all names comprising the slate (Indication by the Controlling Shareholder):

[ ] Approve [ ] Reject [ ] Abstain

11.        If one of the candidates that are part of the slate fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law No. 6,404/76, the votes corresponding to your shares may still be given to the chosen slate?

[ ] Yes [ ] No [ ] Abstain

12.          Election of the Fiscal Council separately – Common Shares

Candidates to the Fiscal Council nominated by minority shareholders holding shares with voting rights (the shareholder shall complete this field if they have left the general election field blank), for the single seat of effective/alternate member (vote for only one slate):

• Fabio de Oliveira Moser (effective member) / Nilson Martiniano Moreira (alternate member)

[ ] Approve [ ] Reject [ ] Abstain

OR

• Aristóteles Nogueira Filho (effective member) / Maria Salete Garcia Pinheiro (alternate member)

[ ] Approve [ ] Reject [ ] Abstain

13. Simple resolution Determine the overall compensation of the managers for the 2026 fiscal year, pursuant to the terms set forth in the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain

14.               Simple resolution

Determine the overall compensation of the Fiscal Council’s members for the 2026 fiscal year, pursuant to the terms set forth in the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

City: _____________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

Shareholder’s Name: _________________________________________________________

Telephone: _________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer